

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

February 16, 2007

Via facsimile and U.S. Mail

Mr. Mark A. McLeary, President
Candev Resource Exploration, Inc.
3990 Warren Way
Reno, Nevada 89509

      Re: Candev Resource Exploration, Inc.
               Registration Statement on Form SB-2
               Filed January 22, 2007
               File No. 333-140122

Dear Mr. McLeary:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Risk Factors

Because our sole executive officer and director has only agreed to provide his services on a part-time basis…, page 3

1.   Please expand this risk factor to disclose that Mr. McLeary also is currently the sole director and officer of Med-Tech Solutions, Inc. Please briefly describe the business of Med-Tech and disclose that Mr. McLeary devotes approximately 8-10 hours per week to the affairs of Med-Tech. Finally, please disclose that Mr. McLeary has represented in the most recent Form 10-KSB for Med-Tech that, if the demands of Med-Tech's business require the full business time of Mr. McLeary, he is prepared to adjust his timetable to devote up to 40-50 hours a week to Med-Tech.

Directors, Executive Officers, Promoters and Control Persons, page 13

2.   Please expand Mr. Mark A. McLeary's biographical sketch to describe the business that Med-Tech Solutions, Inc. operates.

Exhibit 5.1

3.   We note the statement indicating that you "have assumed … the due authorization … by all parties to the documents." Implicit in the legality opinion is the determination as to the legal authority of the parties executing documents reviewed in connection with the preparation of the legality opinion. The due authorization of such parties cannot therefore be assumed. Please obtain a new opinion that excludes the assumption.

4.   Please remove the disclaimer that "This opinion is rendered solely for your benefit in connection with the transaction described herein and may not be delivered to or relied upon by any other person without our prior written consent." Investors, not just the addressees of your opinion, Candev and Mr. McLeary, are entitled to rely upon the legal opinion.

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: A. N. Parker
       C. Moncada-Terry